SUPPLEMENT NO. 8
                            DATED JANUARY 10, 2000
                   TO THE PROSPECTUS DATED FEBRUARY 11, 1999
                   OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 8 to you in order to supplement our Prospectus. This Supplement No. 8 updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 8 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 7 dated November 2, 1999, and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Casselberry Commons, Casselberry, Florida

On December 30, 1999, we purchased a shopping center known as Casselberry Commons, containing 227,664 gross leasable square feet, by acquiring from Inland Southeast Investment Corporation ("ISIC"), which is an affiliate of our Advisor, a 100% ownership interest in Inland Southeast Casselberry, L.L.C. Inland Southeast Casselberry, L.L.C. owns the entire fee simple interest in Casselberry Commons. The shopping center site consists of approximately 21.87 acres.

Casselberry Commons is located at the northwest corner of State Road 436 (Semoran Boulevard) and Howell Branch Road in Seminole County, City of Casselberry, a suburb of northeast Orlando, Florida.

ISIC, through its wholly owned limited liability company, Inland Southeast Casselberry, L.L.C., purchased Casselberry Commons on April 30, 1999 from an unaffiliated third party. The $17,766,370 we paid for this property represents all of the acquisition costs and financing costs incurred by ISIC in connection with its acquisition and financing of the property as of the date of our purchase of its ownership interest in Inland Southeast Casselberry, L.L.C. The purchase price we paid for the property is approximately $78 per square foot of leasable space, and consists of the following:

    *   Purchase Price paid by ISIC............................ $ 17,406,000
    *   Acquisition costs paid by ISIC to third parties........      147,491
    *   Financing costs paid by ISIC to an Inland affiliate....       54,046
    *   Financing costs paid by ISIC to third parties..........      158,833

                                 TOTAL......................... $ 17,766,370
                                                                =============

We paid a total of $3,790,242 for the benefit of ISIC since the outstanding balance of the first mortgage loan and certain prorations were credited against the purchase price. That amount, together with $145,639 provided by ISIC (for a total of $3,935,881), was paid part to Inland Mortgage Investment Corporation and part to Inland Real Estate Investment Corporation, both Inland affiliated companies, as payment in full of two promissory notes evidencing loans made to ISIC in connection with its purchase of the property. The promissory notes provided for the payment of interest only at the rates of 10.9% per annum and 8% per annum, respectively.

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the shopping center is located within a vibrant economic area. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions.

We purchased this property subject to a mortgage, security agreement and an assignment of leases, rents and contract rights in favor of AmSouth Bank, which secure two promissory notes in the aggregate principal amount of $13,924,800. One promissory note is in the principal amount of $8,703,000, requires monthly payments of interest only at a fixed rate of 7.64% and is due April 29, 2006. Payment of all or part of this note before maturity requires a prepayment premium determined according to an equivalent yield formula, the effect of which is to provide the lender with the same yield until maturity on the loan as if the loan had not been paid off. The other note is in the principal amount of $5,221,800, requires monthly payments of interest only at a floating rate per annum of 2.5% over a 30-day LIBOR rate (which equated to an interest rate of 8.3% as of the date of acquisition of this property), is due April 29, 2000, and may be paid at any time prior to maturity without penalty.

Casselberry Commons, which was originally constructed in 1973 and completely renovated in 1998, consists of four separate buildings. In addition to the main building, there are three outlot buildings, which are leased to Burger King, LensCrafters and Patsino's Restaurant. Not included in the property we purchased are two undeveloped outparcels and developed outparcels occupied by an Arby's Restaurant, Washington Mutual Bank and Specialty Imaging Services. As of December 30, 1999, this property was approximately 97.3% leased. Tenants leasing more than 10% of the total square footage currently include Publix (a supermarket) and Ross Stores, Inc. (a discount department clothing store). The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                  Approximate             Per Square
                     GLA                    Foot Per
                    Leased     % of Total    Annum           Lease Term
  Lessee           (Sq. Ft.)      GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Ross Stores, Inc.    42,862      18.83       3.75         05/83        05/90
                                             4.69         05/90        05/00
                                             3.75         05/00        02/03
  Options (1)                                3.75         02/03        02/18

Publix               35,930      15.78       5.00         02/73        01/12
  Options (2)                                5.00         01/12        01/32

(1) There are three remaining successive five-year renewal options at the same base rent per square foot per annum.

(2) There are four remaining successive five-year renewal options at the same base rent per square foot per annum.

For federal income tax purposes, our depreciable basis in this property will be approximately $11,015,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 15 years, respectively. Real estate taxes for 1999 (the most recent tax year for which information is generally available) were $210,588.

On December 30, 1999, a total of 221,421 square feet was leased to 36 tenants at this property. The following tables set forth certain information with respect to our leases with those tenants as of December 30, 1999:

                  Approximate
                      GLA                             Current        Rent Per
                    Leased      Lease     Renewal    Annual Rent    Square Foot
  Lessee           (Sq. Ft.)    Ends      Options        ($)            ($)
  ------          ----------    -----     -------    -----------    -----------
Publix              35,930      01/12       4/5        179,650          5.00
Leedy's Books        1,350      12/99 (5)    -          16,875         12.50
Butler Shoe Repair     600      05/00       1/3          6,654         11.09
Joe Miller
  Jewelers Inc.        600      06/00       1/2          7,200         12.00
Total Travel           600      07/00        -           6,858         11.43
Critters Corner      2,000      07/00       1/5         26,500         13.25
Anthony's Pizza      1,350      10/00       1/3         18,981         14.06
Shoeworld            4,000      01/01       3/5         37,000          9.25
Nail Tip Salon         625      03/01       1/3          7,863         12.58
Fashion Bug          7,200      05/01       3/5         68,400          9.50
The Closet Door      1,400      06/01        -          13,104          9.36
Radio Shack          2,400      10/01       2/5         20,160          8.40
Sally Beauty
  Supply             2,000      11/02       1/5         25,000         12.50
Music Shack Inc.     3,200      12/02       1/5         31,392          9.81
Bagel King
  Bakery Inc.        4,320      12/02       2/5         33,696          7.80
Ross Stores, Inc.   42,862      01/03       3/5        201,232          4.69
Dollar Tree
  Stores, Inc.       4,080      04/03       2/5         44,880         11.00
Beall's Outlet
  Stores, Inc.      12,000      04/03       3/5         60,000          5.00
E-Solutions LLC      1,350      04/03       1/5         19,656         14.56
Dockside Imports    20,579      10/03       2/5         98,779          4.80
Home Care America    7,000      10/03       2/5        105,000         15.00
Clicks #16 Ltd.      6,051      10/03       1/5         67,892         11.22
Big Mail Boxes       1,800      11/03       1/5         25,200         14.00
Trader Publishing
  Company            5,000      11/03       1/5         43,250          8.65
Alan David Designs   1,800      01/04       1/5         27,000         15.00
LensCrafters         4,200      02/04       1/5         48,006         11.43
Patsino's Restaurant 2,000      02/04        -          35,680         17.84
Centre For
  Alternative        4,292      04/04       1/5         55,796         13.00
Mutare Inc.          1,780      08/04       2/5         27,145         15.25
Commercial Credit
  Management         2,000      11/04       1/5         16,000          8.00
Burger King          4,350      09/04       1/5         38,150          8.77
K.K. Man             1,740      12/04       2/5          6,003          3.45

                  Approximate
                      GLA                             Current        Rent Per
                    Leased      Lease     Renewal    Annual Rent    Square Foot
  Lessee           (Sq. Ft.)    Ends      Options        ($)            ($)
  ------          ----------    -----     -------    -----------    -----------
Blockbuster
  Video, Inc.        5,790      05/05       2/5         95,535         16.50
General Nutrition
  Corp.              1,350      12/05       1/5         18,900         14.00
Service Merchandise
  Company, Inc.     13,822      02/09       3/5        116,243          8.41
Hancock Fabrics     10,000      09/09       3/5         67,200          6.72
Peterson Outdoor
  Advertising     (BILLBOARD)   05/09        -           4,300          N/A
Vacant               6,243

(1) In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount. Burger King, LensCrafters and Patsino's Restaurant are located on separately assessed parcels for real estate tax purposes and pay their own tax bills. In addition, Radio Shack, General Nutrition Corporation, Hancock Fabrics, Publix, Fashion Bug, Beall's Outlet Stores, Inc., Shoeworld, Ross Stores, Inc., Dockside Imports, Burger King, Patsino's Restaurant and LensCrafters pay, as additional rent, a percentage of gross sales in excess of a prescribed amount.

(2) Not included in the list of tenants in the foregoing chart is Kimsworth, Inc. ("Kimsworth"), to which we lease 103,161 square feet, because Kimsworth does not occupy any of that space. We sublease the same space back from Kimsworth for $92,845 per year more than what Kimsworth pays to us as rent for its lease. We in turn sublet that space to occupants who are included among the tenants listed above and who actually occupy the space, including Ross Stores, Inc., Service Merchandise Company, Inc., Dockside Imports, and Home Care America. The rent we receive from those tenants is included in the rent in the above table.

(3) Service Merchandise Company, Inc. ("Service Merchandise") has filed for protection under chapter 11 of the federal bankruptcy laws in order to reorganize its business. It has the right under the bankruptcy laws to terminate its lease with us, but as of December 31, 1999, it had neither accepted nor rejected that lease. We benefit from the establishment of an escrow which will pay us the amount of rent due from Service Merchandise if Service Merchandise fails to pay the rent itself and for the amount of tenant improvements and leasing commissions we incur if Service Merchandise rejects its lease and the space is leased to a new tenant. This protection for rent payments lasts until the expiration of 180 days after the effective date of a bankruptcy court confirmed plan of reorganization for Service Merchandise which is not modified or revoked during the 180 days to provide for rejection of the lease, or the exhaustion of the $270,358 (the amount of rent due under its lease for two years) that was escrowed for this purpose. The escrow also is holding an additional $207,300 ($15 per square foot) for the mentioned tenant improvements and leasing commissions, which will be available until April 29, 2002.

(4) Approximately $133,000 is being held in escrow and is available until April 30, 2001 for disbursement to us for rent, real estate taxes, insurance, common area maintenance charges, leasing commissions and tenant improvement costs relating to 3,000 square feet of the vacant space. Approximately $76,000 of these escrowed funds are available to be paid to us at the annual rate of $19 per square foot times the number of square feet of such 3,000 square feet that remains vacant in the month for which payment is made. As of the date of our acquisition of the property, we are entitled to receive $4,750 per month from the escrow. When all or any part of such vacant 3,000 square feet is rented and the new tenant begins paying rent, the amount we will be entitled to receive from the escrow will be reduced or eliminated. In addition, approximately $45,000 of the escrowed funds are available for payment of leasing commissions and tenant improvement costs for such vacant 3,000 square feet, to be disbursed as and when such costs are incurred. The remainder of the escrowed funds are available to us for reimbursement of tenant improvement costs we paid to our seller as part of the purchase price of the property.

(5) Although the lease with Leedy's Books expired in December 1999, the tenant continues to occupy its space on a month-to-month basis. We are negotiating a new lease with this tenant. We cannot guarantee that we will successfully conclude such negotiations or that we will enter into a new lease with this tenant.

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    By Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases  (2)
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   2000          5         5,150       66,193     1,711,648     12.85        2.26          4.11

   2001          5        15,625      147,384     1,581,140      9.43        6.86          8.61

   2002          3         9,520      100,078     1,540,687     10.51        4.18          6.33

   2003          9       100,722      643,364     1,171,540      6.39       44.24         41.76

   2004          8        22,162      307,545       661,029     13.42        9.73         26.25

   2005          2         7,140      118,680       460,985     16.62        3.14         17.95

   2006          -          -            -          403,869       -           -             -

   2007          -          -            -          408,154       -           -             -

   2008          -          -            -          412,577       -           -             -

   2009          2        23,822      228,680       183,897      9.60       10.46         55.43

(1) For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases.  Therefore, no amount is included in this column for any lease which will expire during the specified 10-year period, commencing with its actual expiration date and continuing throughout the remaining years shown in this table.

(2) In view of the assumption made with regard to Total Annual Base Rent as explained in footnote (1), the percentages shown may not be reflective of the expected actual percentages.

(3) The foregoing assumptions should not be deemed indicative of or a prediction of future actual results.  It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.



We received an appraisal which states that it was prepared in conformity with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a fair market value for Casselberry Commons, as of December 28, 1999, of $18,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.


                             Plan of Distribution

  As of December 31, 1999, we had sold 5,329,432 shares resulting in gross proceeds of $53,294,324. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of December 31, 1999, we have incurred $5,062,961 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $48,231,363 of net proceeds from the sale of those 5,329,432 shares. An additional 43,207 shares have been sold pursuant to our Distribution Reinvestment Program as of December 31, 1999, for which we have received additional net proceeds of $410,465. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. As of December 31, 1999, we have incurred and paid property management fees of $225,665, of which $201,835 were retained by the mentioned affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of the quarter ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $360,370 are included in the purchase price we paid for Casselberry Commons. Acquisition expenses totaling $1,498,413 are included in the purchase prices we have paid for all our properties purchased through December 31, 1999. As of December 31, 1999, we had invested approximately $32,696,000 in properties that we purchased for an aggregate purchase price of approximately $127,236,000, and after expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, we had net offering proceeds of approximately $14,564,000 available for investment in additional properties.